February 8, 2019

Philippe Mauberna
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

       Re: Nanobiotix S.A.
           Draft Registration Statement on Form F-1
           Submitted December 21, 2018
           CIK No. 0001760854

Dear Mr. Mauberna:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Overview, page 1

1. We note your disclosure on pages 2 and 80 that preliminary results from clinical trials of
       NBTXR3 in patients with late-stage liver cancers and advanced head and neck cancers suggest a "favorable safety profile." Please remove all statements throughout the filing that present your conclusions regarding the safety or efficacy of your product, as these determinations are within the authority of the FDA, your Notified Body, or comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidate was well tolerated.
NBTXR3 Development Pipeline, page 3
 Philippe Mauberna
FirstName LastNamePhilippe Mauberna
Nanobiotix S.A.
Comapany NameNanobiotix S.A.
February 8, 2019
February 8, 2019 Page 2
Page 2
FirstName LastName
2. We note that the table currently suggests that the Head & Neck Cancers clinical trial in the
         EU has completed Phase 1 testing, but your disclosure states that you are currently conducting the Phase I/II clinical trial and that you are seeking a trial expansion. Please revise to reflect the status of the Head & Neck Cancers clinical trial in the EU. Please also confirm whether you will be providing expected milestones for each clinical trial in your pipeline.
3. We note that the table currently states that the Soft Tissue Sarcoma clinical trial is being conducted in both the European Union and Asia. However, we do not see any disclosure in your filing describing a clinical trial that you or PharmaEngine are conducting of
         NBTXR3 in Asia for patients suffering from soft tissue sarcoma. Please revise to either remove the relevant reference to Asia in the pipeline table or to include a description of the relevant clinical trial elsewhere in the prospectus.
4. We note your disclosure that based on the preliminary results from the Phase I/II clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers, you "intend to rapidly develop, and satisfy applicable pre-marketing regulatory requirements for, NBTXR3 in locally advanced head and neck cancers." Please revise to provide context and a basis for how the preliminary results would allow you to rapidly develop and satisfy pre-marketing regulatory requirements, in light of your disclosure on page 14 that clinical trials are long, expensive, and unpredictable processes. Please also clarify whether you are referring to pre-marketing regulatory requirements in the
         European Union, the United States, or both.
Complete the regulatory requirements to market NBTXR3 ..., page 4

5. We note your disclosure that you expect to complete "in the near future" the conformity assessment procedure required for you to be able to market NBTXR3 for locally advanced
         STS in the EU. To provide context, please disclose when you initiated the conformity assessment procedure and to give a general timeline within which your Notified Body will make a decision as to the issuance of a certificate.
Expand the opportunity for NBTXR3 as a treatment for liver cancers ..., page 4

6. We note your reference to demonstrating the applicability of NBTXR3 to breast cancer.
         Given that breast cancer is a potential cancer indication for NBTXR3-gel, which is in a preclinical program and not in your pipeline, please remove the reference to breast cancer here.
Implications of Being an Emerging Growth Company, page 5

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.
 Philippe Mauberna
FirstName LastNamePhilippe Mauberna
Nanobiotix S.A.
Comapany NameNanobiotix S.A.
February 8, 2019
February 8, 2019 Page 3
Page 3
FirstName LastName
Risk Factors, page 11

8. We note from your disclosure on page 116 that Dr. Herrera, one of your supervisory board members, currently serves as Head of Corporate Development, Managing Director of
         PharmaEngine Europe Sarl. Please revise to disclose the risks of any conflicts of interest that may arise from Dr. Herrera's dual roles with you and PharmaEngine, or tell us why such disclosure is not useful.
We may not have access to raw materials ..., page 21

9. We note that you have entered into agreements related to the supply of the raw materials used in the manufacturing of your nanoparticles and that the supply could be reduced or interrupted at any time. Please revise to expand upon the material terms of your agreements relating to the supply of such raw materials and to describe whether the prices of the raw materials are volatile. Refer to Item 4.B.4 of Form 20-F. Use of Proceeds, page 46

10. Please expand upon your disclosure regarding the proceeds to be used to initiate and conduct additional clinical trials of NBTXR3 in your checkpoint inhibitor combination development program to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach. Liquidity and Capital Resources, page 60

11. We note your disclosure on page 55 that the amounts of funding you expect to become available to you under the EIB loan agreement, in addition to other factors, leads you to believe you will have sufficient working capital to fund your operations to at least the end of 2019. Please provide more detail on the specified performance criteria that you must satisfy in order to have additional tranches of the EIB loan made available to you.
Results, page 75

12. We note that the graph showing the four fold increase in pathological complete response in the higher grade sarcoma group and narrative description does not include whether the results of the subgroup were statistically significant. Please revise to clarify or tell us why such an explanation is not useful.
Results, page 82

13. Please identify the non-treatment-related adverse events observed. Additionally, we note you reference results of seven patients evaluated for best response in HCC, but state that nine patients were evaluated. Please clarify the results for the other two patients.
PharmaEngine, page 86
 Philippe Mauberna
FirstName LastNamePhilippe Mauberna
Nanobiotix S.A.
Comapany NameNanobiotix S.A.
February 8, 2019
February 8, 2019 Page 4
Page 4
FirstName LastName
14. We note your disclosure that you are entitled to receive payments for the supply of
         NBTXR3 and "up to double-digit royalties" based on net product sales by PharmaEngine.
         Please revise your disclosure to provide the royalty rate or a range of royalties to which you are entitled under this provision.
15. Please provide more detail on the material terms of your license and collaboration agreement with PharmaEngine, including the nature and scope of the intellectual property transferred, each parties' duties and obligations, the term of the agreement, and the termination provisions.
Intellectual Property, page 87

16. We note your reference to "more than 300 issued or pending patents and patent applications in over 20 patent families across the world." Please revise to identify your material patents or patent applications. Please also include such information as the specific product or technology to which the patent relates, the type of patent protection, expiration dates, and the applicable jurisdiction.
Government Regulation, Product Approval and Certification, page 88

17. Please revise to describe the regulation of NBTXR3 in Taiwan and the other Asian-Pacific countries within which PharmaEngine is responsible for developing and commercializing
         NBTXR3.
Executive Board Compensation, page 105

18. We note footnote four to the executive board compensation table. Please expand upon your description of the achievement of strategic goals. Please also explain what you mean by "performance on the `work together' of 20%." Refer to Item 6.B.1. of Form 20-F.
Report of Independent Registered Public Accounting Firm, page F-2

19. Please revise the first paragraph in the basis for opinion to refer to the Public Company
         Accounting Oversight Board (United States) consistent with paragraph 9(g) of AS 3101.
Note 2. General Information, Statement of Compliance and Basis of Presentation, page F-8

20. In the first paragraph on page F-9, you refer to IFRS as adopted by the European Union.
         Please revise to make an explicit and unreserved statement of compliance with IFRS as issued by the International Accounting Standards Board consistent with paragraph 16 of
         IAS 1.
General

21. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material. Philippe Mauberna
Nanobiotix S.A.
February 8, 2019
Page 5

       You may contact Isaac Esquivel at (202) 551-3395 or Kate Tillan at (202) 551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Tom Kluck at (202) 551-3233 with any other questions.



                                                          Sincerely,
FirstName LastNamePhilippe Mauberna
                                                          Division of
Corporation Finance
Comapany NameNanobiotix S.A.
                                                          Office of Healthcare
& Insurance
February 8, 2019 Page 5
cc:       Boris Dolgonos
FirstName LastName